November 13, 2007

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. John P. Nolan, Accounting Branch Chief

Ms. Babette Cooper, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unibanco - União de Bancos Brasileiros S.A. Unibanco Holdings S.A. Form 20-F for the Fiscal Year Ended December 31, 2006 (File No. 1-14640 and 1-14640-01)

Dear Mr. Nolan and Ms. Cooper:

By letter dated October 30, 2007 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments to our letter dated October 19, 2007 (the “October Response”), which we submitted to the SEC in response to their initial comment letter dated September 10, 2007 on the annual report on Form 20-F for the fiscal year ended December 31, 2006, as filed on June 18, 2007 (the “2006 Form 20-F”) by Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) and its parent company Unibanco Holdings S.A. (“Unibanco Holdings,” and collectively with Unibanco, the “Companies”). The Companies today are submitting herewith, via EDGAR and facsimile, responses to the Comment Letter.

For convenience, we have reproduced below the Staff’s comments and have provided the Companies’ responses immediately below the comments.

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Note 28 – Derivatives and Risk Management; Page F-59

1.

We note your responses to our comment letter dated September 10, 2007 contained in your letter dated October 19, 2007. Please clarify or further explain the following in order for us to fully understand how you employ and account for derivatives:

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You state that the maturity dates of the hedged instruments are equal or less than the maturity dates of the hedged items when you evaluate hedge effectiveness on a prospective basis at the inception of each hedge relationship. We are unclear why the maturity dates are not the same because it would appear that the initial contractual terms you referred to are the same at the inception of the hedge (page 2 of your response letter, last paragraph). Please further explain why you believe this treatment is consistent with paragraph 28b of SFAS 133.

The maturity dates of our hedging instruments and the recognized assets and liabilities related to the hedged cash flows are not necessarily the same. Typically, in the Brazilian market, the financial instruments available to offset Interbank Deposit Certificate (“CDI”) indexed risk (Brazilian benchmark interest rate) are highly standardized and offered with pre-determined maturity dates. In the event that we identify a perfect match in the maturity of the instrument derivatives and the hedged items, we contract such items.

In the absence of perfect matches, we contract items where the maturity dates of the hedged instruments may be less than the maturity dates of the hedged items. In these cases, the maturity dates of the hedging instruments are the same as the maturity dates of the designated cash flows in the hedge relationship. In addition, other contractual terms, such as the CDI interest rate index and the notional amounts, are also the same in the hedging instruments and the designated cash flows in the hedge relationship.

We believe that this treatment is consistent with paragraph 28b of SFAS 133 because both at the inception and on an ongoing basis, the hedging instruments indexed by CDI are highly effective since the recognized assets and liabilities hedged and the derivative instrument have the same risk exposure, for the period of the hedge relationship (CDI index is a variable rate).

•

We are unclear from your response on page 4 of your letter whether the referred hedging relationships are on a one-for-one basis or whether they are portfolio hedges. In your response you state that the hedged assets are part of the loan portfolio, but also that they are designated on a transaction-by-transaction basis. Please clarify and further explain the nature of these relationships and how you classified them at the inception of the hedge and beyond, if applicable and why you believe this is consistent with SFAS 133.

All of our hedge relationships are either on a one-for-one basis or one (derivative instrument) for multiple hedged items and the effectiveness is calculated for each individual relationship.

We should clarify that in our October Response, when we stated, “the hedged items are part of our loans portfolio” we meant that the hedged items are certain cash flows related to the loan portfolio recorded on Unibanco’s balance sheet.

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We believe that we are in compliance with SFAS 133 since the cash flows designated in a hedge relationship share the same risk exposure under paragraph 29 (a). Specifically, the cash flows derived from the underlying recognized assets or liabilities are based on the same CDI interest rate index.

•

In your tabular summary tables on pages 3 and 4 of your response letter, please explain what kinds of hedges are included in this table. Please tell us whether this represents an aggregation of all hedges or only one type. If they are aggregated, please provide appropriate individual tables by nature of the hedge employed which supports your conclusions that these were highly effective. Tell us how you apparently concluded that the “minor discrepancies” in effectiveness were not significant, including your reference to R$ 1MM. Please confirm that there were no individual cash flow hedge transactions whose ineffectiveness exceeds R$ 1 million.

The summary tables provided in the October Response do not represent an aggregation of different types of hedges. We currently enter into two types of cash flow hedges.

The first hedge relationship, named “Assets Indexed to CDI”, encompasses those transactions where we contract and designate future derivatives indexed to CDI to hedge the cash flows related to individual recognized assets (loans and debentures available for sale). Please find below a revised version of the Assets Indexed to CDI table, which includes each hedge relationship’s amount of ineffectiveness.

ASSETS INDEXED TO CDI

Period: 4Q2005 to 4Q2006

Loans – Accumulated of each individual relationship

Debentures – Accumulated of each individual relationship

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Combined (Loans + Debentures) - Total

The other hedge relationship, named “Liabilities Indexed to CDI”, encompasses transactions where we contract and designate future derivatives indexed to CDI to hedge cash flows related to the recognized Bank Certificate Deposits issued (also CDI indexed) in our liabilities. Please find below a revised version of the Liabilities Indexed to CDI table, which includes each hedge relationship’s amount of ineffectiveness.

LIABILITIES INDEXED TO CDI

Period: 4Q2005 to 4Q2006

Accumulated of each individual relationship

		Ineffectiveness
Quarter	Effectiveness	R$ MM

4Q2006	99,63%	0,50
3Q2006	99,63%	0,37
2Q2006	99,99%	0,00
1Q2006	99,99%	0,00
4Q2005	99,99%	0,00

The amount of calculated ineffectiveness for each hedge relationship is indicated in the above tables together with the respective effectiveness assessment. The ineffectiveness percentage of the hedge is calculated as the difference between the percentage of effectiveness disclosed in the tables set forth above and 100%, which we consider to be “minor discrepancies”.

There are no individual cash flow hedge transactions whose ineffectiveness exceeds R$1 million. In addition, we did not have an aggregate ineffectiveness amount that exceeded R$ 1 million at the date of our financial statements.

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2.	Regarding cashflow hedges of forecasted purchases/issuances of assets and liabilities, please tell us the following for each type of forecasted transaction:

•	How you aggregate similar cash flows under paragraph 29(a) of SFAS 133;

•	The defined time of period over which you typically forecast the probable cash flows for each type of forecasted hedged transaction;

•	How you assess current hedgeable cash flows and expectations in determining whether the cash flows are probable throughout the hedge period;

•

Whether you have missed any of your forecasts (i.e. had more notional amounts of hedging instruments than the actual hedgeable forecasted transactions) and if so, the number of times and frequency; and

•	Whether you have ever changed the forecasted transaction of an established hedge.

We do not have any cashflow hedges of forecasted purchases/issuances of assets and liabilities. We clarify that the cash flows that are designated in hedge relationships are those associated with recognized assets or liabilities.

Therefore, we understand that the other comments are not applicable.

3. Given the nature and complexity of the derivatives instruments you employ and with a view towards enhanced disclosure, please revise your next Form 20-F filing and any other relevant periodic future filings to include a discussion of the following:

•	A full description of the type of derivative instrument(s) you use and why you use them;
•	Other business purposes or reasons why you enter into these contracts not otherwise apparent from your current disclosure(s); and
•	The reasons for increasing or decreasing positions in these instruments from year to year the reasons for employing all new derivative instruments as applicable.

We will revise our future filings to clarify this point and include a discussion of the above items.  We appreciate the nature of the Staff's comments and the Companies remain committed to providing comprehensive disclosure in our future filings.

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Thank you for your consideration of the Companies’ responses to the Comment Letter. If you or any other member of the Staff has any further questions or comments concerning these responses, or if you require additional information, please do not hesitate to contact Francesca Odell or Vanessa Gonzalez at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000. Accounting questions may be directed to Paulo Sergio Miron of PricewaterhouseCoopers -- Auditores Independentes at (55 11) 3674-2000.

Very truly yours,

/s/ Geraldo Travaglia Filho

    Geraldo Travaglia Filho

           Chief Financial Officer of Unibanco – União de
           Bancos Brasileiros S.A. and Unibanco Holdings S.A.

cc:

Francesca Odell

Vanessa Gonzalez

Cleary Gottlieb Steen & Hamilton LLP

Paulo Sergio Miron

PricewaterhouseCoopers

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